SNIPP INTERACTIVE INC.

SNIPP SIGNS $425,000+ USD LOYALTY PROGRAM EXTENSION WITH MULTIBRAND

SHOE RETAILER

March 17, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce it has received a contract extension worth over $425,000 USD from an existing loyalty client. The new contract is an evergreen contract with a minimum term of three years before it can be canceled.

The client is one of Europe's largest shoe retailers, owns four different brands, employs over 3,500 people, and has more than 340 locations across 10 countries in Central and Eastern Europe. This operational contract covers the operation of two real-time loyalty programs for two of its brands, as well as an international gift card platform.

The implementation of the SnippLoyalty platform for the client was designed to support the multiple currency, regulatory and language requirements specific to the company and the region. For example, program members who make a purchase abroad earn a bonus in their local currency. The back-office administration platform and the customer facing member portals support 10 different languages to ensure that program administrators and participating members are able to interact with the program in their local languages. Further, the SnippLoyalty promotion and voucher engine was also configured to handle the various financial restrictions specific to each country the program is deployed in.

According to David Hargreaves, Chief Client Officer at Snipp, “We are extremely pleased to announce the continued growth of our relationship with this retail client. We have successfully implemented a multi-brand loyalty program for this client and over the last year have secured contracts to extend the scope of work to incorporate additional functional modules and process workflow improvements. We continue to develop the SnippLoyalty platform to offer our clients more sophisticated brand loyalty solutions globally.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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